PACIFIC RIM MINING CORP.
(the "Company")
2004 Request for Annual and Interim Financial Statements

National Instrument 51-102 requires the Company to send annually to the registered holders and beneficial owners of its securities ("Securityholders") a form to allow Securityholders to request a copy of the Corporation's annual financial statements and related management discussion and analysis ("MD&A"), interim financial statements and related MD&A, or both. If you wish to receive such mailings, please complete and return this form to:

Pacific Rim Mining Corp.
#410 – 625 Howe Street,
Vancouver, B.C. Canada V6C 2T6

The undersigned Securityholder hereby elects to receive:

☐        Interim Financial Statements for the first, second and third financial quarters of 2004 and the related MD&A;
☐        Annual Financial Statements for the fiscal year ended April 30, 2005 and related MD&A; or
☐        BOTH Interim Financial Statements and MD&A and the Annual Financial Statements and related MD&A.

Please note that a request form will be mailed each year and Securityholders must return such form each year to receive the documents indicated above.

Name:

Address:

Postal Code:

I confirm that I am a registered / beneficial (circle one) shareholder of the Company.

Signature of
Securityholder:	Date:
CUSIP: 694915208
SCRIP COMPANY CODE: PFGQ